UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )


                              VALLEY SYSTEMS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                                     920135 10 0
                                 (CUSIP Number)

        Robert Finch, 2800 Atlantic Center, 1201 W. Peachtree Street, NW,
                   Atlanta, Georgia 30309-3450, (404) 873-8616
 (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                        October 18, 1994 and May 29, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13D - 1(e), 240.13d - 1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 920135 10 0                                                Page 2 of 9

1    Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
                       Rollins Investment Fund
                             58-1818048

2    Check the Appropriate Box if a Member of a Group                     (a)|X|
                                                                          (b)|_|
3    SEC Use Only

4    Source of Funds
                               00, WC
5    Check  Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(E)                                                            |_|

6    Citizenship or Place of Organization
                               Georgia
7    Sole Voting Power
                                              8,003,945*
8    Shared Voting Power
                                                   0
9    Sole Dispositive Power
                                              8,003,945*
10   Shared Dispositive Power
                                                   0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                              8,003,945*

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|


13   Percent of Class Represented by Amount in Row (11)
                                                 78.3*
14   Type of Reporting Person
                                                   PN


* Includes 2,314,000 shares which are subject to outstanding warrants exercisable by Rollins Investment Fund at a price of $3.0875 per share.

CUSIP No. 920135 10 0                                                Page 3 of 9

1   Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
                        R. Randall Rollins
                            ###-##-####

2   Check the Appropriate Box if a Member of a Group                      (a)|X|
                                                                          (b)|_|
3   SEC Use Only

4   Source of Funds
                                                 00

5   Check Box if Disclosure of Legal Proceedings is Required  Pursuant  to Items
    2(d) or 2(E)                                                             |_|

6   Citizenship or Place of Organization
                           United States

7   Sole Voting Power
                                                  0

8   Shared Voting Power
                                             8,003,945*

9   Sole Dispositive Power
                                                  0

10  Shared Dispositive Power
                                             8,003,945*

11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                             8,003,945*

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|

13  Percent of Class Represented by Amount in Row (11)
                                                78.3*
14  Type of Reporting Person
                                                 IN


* Includes 2,314,000 shares which are subject to outstanding warrants exercisable by Rollins Investment Fund at a price of $3.0875 per share.

CUSIP No. 920135 10 0                                                Page 4 of 9

1   Name of Reporting Person  S.S. or I.R.S. Identification No. of Above Person
                          Gary W. Rollins
                            ###-##-####

2   Check the Appropriate Box if a Member of a Group                      (a)|X|
                                                                          (b)|_|
3   SEC Use Only

4   Source of Funds
                                                 00
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant  to  Items
    2(d) or 2(E)                                                             |_|

6   Citizenship or Place of Organization
                           United States
7   Sole Voting Power
                                                  0

8   Shared Voting Power
                                             8,003,945*
9   Sole Dispositive Power
                                                  0
10  Shared Dispositive Power
                                             8,003,945*

11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                             8,003,945*

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|

13  Percent of Class Represented by Amount in Row (11)
                                                78.3*
14  Type of Reporting Person
                                                 IN

* Includes 2,314,000 shares which are subject to outstanding warrants exercisable by Rollins Investment Fund at a price of $3.0875 per share.

CUSIP No. 920135 10 0                                                Page 5 of 9

Item 1.  Security and Issuer

         Item 1. remains unchanged.

Item 2.  Identity and Background

         Item 2. remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3. is amended to add the following:

         On October 18, 1994, RIF acquired 10,000 shares at $1.75 per share in an open market purchase ("October 1994 Purchase") using working capital. On May 29, 1997, RIF obtained a court order releasing 107,918 shares to RIF ("1997 Order"). Those shares were the subject of a prejudgment attachment in a lawsuit against two former officers of the Company. Final judgment in favor of RIF was entered in December 1996, but the shares were not released until May 1997.

Item 4.  Purpose of Transaction

         Item 4(a) is amended to add the following:

         The October 1994 Purchase was for investment purposes. The 1997 Order was entered as part of a settlement of litigation.

         Items 4(b)-(j) are amended to add the following:

         The Reporting Persons,  as majority  shareholders of the Company,  have been involved in the negotiations pertaining to (1) the sale (the "Sale") of substantially all of the assets of the Company and of its wholly-owned subsidiary, Valley Systems of Ohio, Inc., an Ohio corporation (the "Subsidiary") to HydroChem Industrial Services, Inc. ("HydroChem"), a Delaware corporation, (2) the approval of a Plan of Liquidation and Dissolution (the "Plan") for the Company and the Subsidiary, and (3) the approval of an amendment (the "Amendment") to the Company's Certificate of Incorporation to change the Company's name to VSI Liquidation Corp. if the Sale is consummated. The Sale, the Plan and the Amendment are described in more detail under the captions "THE

CUSIP No. 920135 10 0                                                Page 6 of 9


     SALE", "PLAN OF LIQUIDATION AND DISSOLUTION" and "AMENDMENT TO CERTIFICATE OF INCORPORATION OF VALLEY SYSTEMS, INC.", in the Definitive Information Statement on Schedule 14C filed by the Company on December 15, 1998 ("Information Statement"). These sections of the Information Statement are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

         Items 5(a) and (b) are deleted in their entirety and replaced by the following:

         RIF beneficially owns an aggregate 8,003,945 shares (including the 2,314,000 shares subject to outstanding warrants exercisable by RIF) of the Company's common stock or (78.3% of outstanding common stock of the Company), with respect to which RIF has sole voting and dispositive power. Given his respective interest in RIF as a general partner thereof, as co-executor of the Estate of O. Wayne Rollins ("Estate") (with the power to control the Estate in its entirety), and as sole trustee of five trusts of which his five children are beneficiaries, R. Randall Rollins has shared voting and dispositive power with respect to the entire 8,003,945 shares held by RIF (or 78.3% of outstanding common stock of the Company). Given his respective interest in RIF as a general partner thereof, as co-executor of the Estate (with the power to control the Estate in its entirety), and as sole trustee of four trusts of which his four children are beneficiaries, Gary W. Rollins has shared voting and dispositive power with respect to the entire 8,003,945 shares held by RIF (or 78.3% of outstanding common stock of the Company).


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6. is amended to add the following: See Item 4(b). A copy of the Asset Purchase Agreement incorporated by reference as Exhibit (h) hereto.

Item 7.  Material to be Filed as Exhibits

         Item 7. is amended to add the following:

         (g) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

CUSIP No. 920135 10 0                                                Page 7 of 9


         (h) Second Amended and Restated Asset Purchase Agreement dated as of September 8, 1998 among the Company, Valley Systems of Ohio, Inc., and HydroChem (incorporated by reference to Appendix A to the Company's Definitive Information Statement on Schedule 14C filed on December 15, 1998).

CUSIP No. 920135 10 0                                                Page 8 of 9


Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.




ROLLINS INVESTMENT FUND, a
Georgia general partnership


By:/s/ R. Randall Rollins                    December 16, 1998
   R. Randall Rollins                                  Date
   General Partner


/s/ R. Randall Rollins                       December 16, 1998
R. Randall Rollins                                     Date


/s/ Gary W. Rollins                          December 16, 1998
Gary W. Rollins                                        Date

CUSIP No. 920135 10 0                                                Page 9 of 9


                                  Exhibit 7(f)


The undersigned each hereby certifies and agrees that the above Amendment No. 4 to Schedule 13D concerning securities issued by Valley Systems, Inc. is being filed on behalf of each of the undersigned.




ROLLINS INVESTMENT FUND, a
Georgia general partnership




By:/s/ R. Randall Rollins                    December 16, 1998
   R. Randall Rollins                                  Date
   General Partner


/s/ R. Randall Rollins                       December 16, 1998
R. Randall Rollins                                     Date


/s/ Gary W. Rollins                          December 16, 1998
Gary W. Rollins                                        Date